UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cobalt International Energy, Inc.
(Name of Issuer)
Shares of Common Stock, $0.01 par value per share
(Title of Class of Securities)
19075F 106
(CUSIP Number)
December 16, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	19075F 106

1	NAMES OF REPORTING PERSONS First Reserve GP XI, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		74,183,499

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		74,183,499

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	74,183,499

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	22.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on the 336,165,202 shares of the Issuer’s Common Stock that were issued and outstanding immediately following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(1) with the U.S. Securities and Exchange Commission on December 16, 2009.

Page 2 of 10 pages

CUSIP No.	19075F 106

1	NAMES OF REPORTING PERSONS First Reserve GP XI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		74,183,499

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		74,183,499

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	74,183,499

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	22.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on the 336,165,202 shares of the Issuer’s Common Stock that were issued and outstanding immediately following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(1) with the U.S. Securities and Exchange Commission on December 16, 2009.

Page 3 of 10 pages

CUSIP No.	19075F 106

1	NAMES OF REPORTING PERSONS First Reserve Fund XI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,601,595

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		55,601,595

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	55,601,595

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on the 336,165,202 shares of the Issuer’s Common Stock that were issued and outstanding immediately following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(1) with the U.S. Securities and Exchange Commission on December 16, 2009.

Page 4 of 10 pages

CUSIP No.	19075F 106

1	NAMES OF REPORTING PERSONS FR XI Onshore AIV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,581,904

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,581,904

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,581,904

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on the 336,165,202 shares of the Issuer’s Common Stock that were issued and outstanding immediately following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(1) with the U.S. Securities and Exchange Commission on December 16, 2009.

Page 5 of 10 pages

Item 1.
(a)	Name of Issuer: Cobalt International Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices
1980 Post Oak Boulevard, Suite 1200, Houston, Texas, 77056
Item 2.
(a)	Name of Person Filing

This Schedule 13G is filed on behalf of each of the following entities (collectively, the “Reporting Persons”):
First Reserve GP XI, Inc.
First Reserve GP XI, L.P.
First Reserve Fund XI, L.P.
FR XI Onshore AIV, L.P.
First Reserve Fund XI, L.P. (“Fund XI”) and FR XI Onshore AIV, L.P. (“Onshore AIV”) each directly holds the shares listed under its respective name in Item 4 below. First Reserve GP XI, L.P. (“GP XI”) is the general partner of Fund XI and Onshore AIV, and First Reserve GP XI, Inc. (“GP XI Inc.”) is the general partner of GP XI. In such capacities, GP XI and GP XI Inc. may be deemed to share beneficial ownership of the shares of the Issuer held by Fund XI and Onshore AIV.

(b)	Address of Principal Business Office or, if none, Residence
One Lafayette Place, Third Floor, Greenwich, Connecticut 06830
(c)	Citizenship
Delaware
(d)	Title of Class of Securities
Shares of Common Stock, $0.01 par value per share
(e)	CUSIP Number
19075F 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
As of December 16, 2009, the following Shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Cobalt International Energy, Inc., a Delaware corporation (the “Issuer”), were beneficially owned by the Reporting Persons (all percentages of Common Stock reported in this statement on Schedule 13G (the “Schedule 13G”) have been calculated based on the Common Stock outstanding immediately following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(1) with the U.S. Securities and Exchange Commission on December 16, 2009 (Registration No. 333-161734)).

Page 6 of 10 pages

First Reserve GP XI, Inc.	Amount beneficially owned:	74,183,499
	Percent of class:	22.1%
	Sole voting power:	0
	Shared voting power:	74,183,499
	Sole dispositive power:	0
	Shared dispositive power:	74,183,499

First Reserve GP XI, L.P.	Amount beneficially owned:	74,183,499
	Percent of class:	22.1%
	Sole voting power:	0
	Shared voting power:	74,183,499
	Sole dispositive power:	0
	Shared dispositive power:	74,183,499

First Reserve Fund XI, L.P.	Amount beneficially owned:	55,601,595
	Percent of class:	16.5%
	Sole voting power:	0
	Shared voting power:	55,601,595
	Sole dispositive power:	0
	Shared dispositive power:	55,601,595

FR XI Onshore AIV, L.P.	Amount beneficially owned:	18,581,904
	Percent of class:	5.5%
	Sole voting power:	0
	Shared voting power:	18,581,904
	Sole dispositive power:	0
	Shared dispositive power:	18,581,904

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Each of Fund XI and Onshore AIV is a party to (a) a Stockholders Agreement, dated as of December 15, 2009 (the “Stockholders Agreement”), by and among the Issuer, funds affiliated with Goldman, Sachs & Co., funds affiliated with Riverstone Holdings LLC and The Carlyle Group, and funds associated with KERN Partners Ltd. (collectively, the “Other Stockholders”) and (b) a Tag-Along Agreement, dated as of December 15, 2009 (the “Tag-Along Agreement”), by and among Fund XI, Onshore AIV and the Other Stockholders (or affiliates thereof).
The Stockholders Agreement provides that the funds affiliated with each of Goldman, Sachs & Co., First Reserve, and Riverstone Holdings LLC/the Carlyle Group will each have the right to designate up to two of the Company’s directors and the funds associated with KERN Partners Ltd. will have the right to designate one of the Company’s directors. The Stockholders Agreement requires the parties thereto to vote their shares of Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement also contains certain transfer restrictions with respect the shares of Common Stock owned by the parties thereto. The Tag-Along Agreement contains certain provisions relating to tag-along rights among the parties thereto.
The aggregate number of shares of Common Stock beneficially owned collectively by the Reporting Persons and the Other Stockholders, based on available information, is 255,949,724, which represents approximately 74.37% of the outstanding shares of Common Stock, which percentage was calculated as set forth in Item 4.

Page 7 of 10 pages

The share ownership reported for the Reporting Persons herein does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement and the Tag-Along Agreement, except to the extent reported in this Schedule 13G. Each Reporting Person may be deemed to be a member of a “group” for purposes of the Securities Exchange Act of 1934, as amended, with the other parties to the Stockholders Agreement and the Tag-Along Agreement. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement and the Tag-Along Agreement, except to the extent reported in this Schedule 13G. This Schedule 13G shall not be deemed to be an admission that any Reporting Person is a member of a “group” with the other parties to the Stockholders Agreement and the Tag-Along Agreement with respect to beneficial ownership of any securities reported herein or any shares of Common Stock owned by the Other Stockholders for any purpose.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Page 8 of 10 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2010

FIRST RESERVE GP XI, INC.
By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Administrative Officer, Secretary & Assistant Treasurer

FIRST RESERVE GP XI, L.P.
By:	First Reserve GP XI, Inc., its general partner
By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Administrative Officer, Secretary & Assistant Treasurer

FIRST RESERVE FUND XI, L.P.
By:	First Reserve GP XI, L.P., its general partner
By:	First Reserve GP XI, Inc., its general partner
By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Administrative Officer, Secretary & Assistant Treasurer

FR XI ONSHORE AIV, L.P.
By:	First Reserve GP XI, L.P., its general partner
By:	First Reserve GP XI, Inc., its general partner
By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Administrative Officer, Secretary & Assistant Treasurer

Page 9 of 10 pages

EXHIBIT INDEX
Exhibit 1 — Joint Filing Agreement dated February 11, 2010 among the Reporting Persons.

Page 10 of 10 pages